UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 6)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Kite Pharma, Inc.

(Name of Subject Company)

Kite Pharma, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

49803L109

(CUSIP Number of Class of Securities)

Arie Belldegrun, M.D.

President and Chief Executive Officer

Kite Pharma, Inc.

2225 Colorado Avenue

Santa Monica, California 90404

(310) 824-9999

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alison S. Ressler

Eric M. Krautheimer

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067

(310) 712-6600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Kite Pharma, Inc., a Delaware corporation (the “Company”) with the U.S. Securities and Exchange Commission on September 5, 2017, amended on September 7, 2017, September 8, 2017, September 15, 2017, September 25, 2017 and September 26, 2017 (as amended, the “Solicitation/Recommendation Statement”), with respect to the tender offer by Dodgers Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation, to purchase all outstanding shares of the Company’s common stock, par value $0.001 per share. The information set forth in the Solicitation/Recommendation Statement remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the following new subsection before the final subsection entitled “Cautionary Note Regarding Forward-Looking Statements” at the end of such Item 8:

“Final Results of the Offer

At 12:00 midnight, Eastern time, on Tuesday, October 3, 2017 (one minute after 11:59 p.m., Eastern time, on October 2, 2017), the Offer expired. Purchaser was advised by Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), that, as of the expiration of the Offer, a total of 36,321,615 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 62.74% of the Shares outstanding as of the expiration of the Offer. In addition, the Depositary advised that Notices of Guaranteed Delivery have been delivered with respect to 2,003,002 additional Shares, representing approximately 3.46% of the outstanding Shares as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition, as defined in the Offer to Purchase, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and expects to promptly (and in any event within three business days) pay for, all Shares tendered and not properly withdrawn pursuant to Offer.

Gilead and Purchaser expect to complete the acquisition of the Company on October 3, 2017 by consummating the Merger pursuant to the Merger Agreement without a meeting of the Company shareholders in accordance with Section 251(h) of the DGCL. At the effective time of the Merger, each Share (other than Excluded Shares) then outstanding will be canceled and converted into the right to receive $180.00, in cash, without interest.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the NASDAQ Global Select Market. Gilead and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On October 3, 2017, Gilead issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(P) hereto, and is incorporated herein by reference.”

ITEM 9.	EXHIBITS.

Item 9 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description of Document

(a)(5)(P)	Press Release issued by Gilead Sciences, Inc., dated October 3, 2017, announcing the expiration and results of the Offer (incorporated by reference to Exhibit (a)(5)(P) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

KITE PHARMA, INC.

	By:	/s/ Arie Belldegrun
Dated: October 3, 2017		Name:	Arie Belldegrun, M.D.
		Title:	President and Chief Executive Officer